Algonquin Power & Utilities Corp. Completes Acquisition of Enbridge St. Lawrence Gas
Acquisition of 25th regulated utility since 2009 further positions the company for growth
Highlights:

•	Acquisition continues expansion of APUC’s regulated natural gas distribution footprint and marks its first utility operation in New York State

•	Commitment to maintain local employment and the continued safe, reliable natural gas distribution to over 16,000 customers

•	Established shareholder-funded Carbon Reduction Initiative to increase accessibility to natural gas in northern New York State
OAKVILLE, ON, November 1, 2019 – Algonquin Power & Utilities Corp. ("APUC” or the “Company”) (TSX/NYSE:AQN) today announced that its subsidiary Liberty Utilities Co., APUC’s wholly-owned regulated utility business, successfully completed its acquisition of Enbridge St. Lawrence Gas from Enbridge Gas Inc., a subsidiary of Enbridge Inc. (TSX/NYSE:ENB) (the “Transaction”). Enbridge St. Lawrence Gas is a regulated utility that provides natural gas to over 16,000 customers in 23 communities across northern New York State, and operates approximately 688 miles of natural gas distribution pipeline.
“We are pleased to welcome the employees and customers of St. Lawrence Gas to the Liberty Utilities family,” said Ian Robertson, Chief Executive Officer of APUC. “St. Lawrence Gas represents a new avenue for future investment as we look forward to serving the area with clean, affordable natural gas for their homes and businesses.”
APUC looks forward to providing increased access to natural gas in northern New York State service territories, in particular the expansion areas of St. Lawrence and Franklin Counties. The Company also plans to make access more readily available to residents and small businesses through a shareholder-funded Carbon Reduction Initiative. The fund will be used to off-set the customer cost to convert to natural gas from oil or propane, as well as for energy efficiency improvements.
About Algonquin Power & Utilities Corp.
APUC is a diversified international generation, transmission and distribution utility with approximately U.S. $10 billion of total assets. Through its two business groups, APUC is committed to providing safe, reliable and cost effective rate-regulated natural gas, water, and electricity generation, transmission and distribution utility services to nearly 800,000 connections in the United States and Canada, and is a global leader in renewable energy through its portfolio of long-term contracted wind, solar and hydroelectric generating facilities representing over 2.5 GW of net installed capacity and more than 500 MW of incremental renewable energy capacity under construction.  APUC delivers continuing growth through an expanding global pipeline of renewable energy, electric transmission, and water infrastructure development projects, organic growth within its rate-regulated generation, distribution and transmission businesses, and the pursuit of accretive acquisitions. APUC's common shares, Series A preferred shares, and Series D preferred shares are listed on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, and AQN.PR.D. APUC's common shares, Series 2018-A subordinated notes and Series 2019-A subordinated notes are listed on the New York Stock Exchange under the symbols AQN, AQNA and AQNB.
Visit APUC at www.algonquinpowerandutilities.com and follow us on Twitter @AQN_Utilities.

Caution Regarding Forward-Looking Information
Certain statements included in this news release contain information that is forward-looking within the meaning of certain securities laws, including information and statements regarding the continuation and expansion of access to natural gas in northern New York State, the planned Carbon Reduction Initiative and the anticipated use of funds from such initiative. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. APUC cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors include those set out in the management's discussion and analysis section of APUC's most recent annual report, quarterly report, and APUC's Annual Information Form. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, APUC undertakes no obligation to update any forward-looking statements or information to reflect new information, subsequent or otherwise.

For Further Information:
Amelia Tsang
Vice President, Investor Relations
Algonquin Power & Utilities Corp.
E-mail: InvestorRelations@APUCorp.com
Telephone: (905) 465-4500